Vooster Corp
A Delaware C Corporation

Financial Statements (Unaudited)
October 2017

Vooster Corp

TABLE OF CONTENTS

Vooster Corp
BALANCE SHEET (UNAUDITED)
As of October 2017

ASSETS

Current Assets:

Cash and cash equivalents	$	4849.7-
Total Current Assets		-

TOTAL ASSETS	$ 5,949.79-	

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)

Liabilities	$56,877.17
Net loss	-$50,927.38
Total Members' Equity (Deficit)	5949.79 -
TOTAL LIABILITIES AND MEMBERS' EQUITY (DEFICIT)	$ 5949.79-

Vooster Corp
Income Statement (UNAUDITED)
From inception to October 2017

Revenues:	$1	-
Investments	$64,071.62	
Operating Expenses:		115,000-
Net Loss	$	- 50,927.38

Vooster Corp
STATEMENT OF CHANGES IN MEMBERS' EQUITY (DEFICIT)
From inception to October 2017 (Unaudited)

	Total Members' Equity (Deficit)
Balance at March 22 2017 (inception)	$ 54000-
Capital contributions	-64,071.62
Distributions	-0
Net Loss	- 50,927.38
Balance at October 9 2017	$ 5949.27-

Vooster Corp
STATEMENT OF CASH FLOWS
From inception to Oct 2017 (Unaudited)

Cash Flows From Operating Activities		
Net Loss	$50927	-
Adjustments to reconcile net loss to net cash usedin operating activities:		
Changes in operating assets and liabilities:		
Increase/(Decrease) in accounts payable		0-
Net Cash Used in Operating Activities	- 115000-	
Cash Flows From Financing Activities		
Proceeds from capital contributions	- 6400	
Net Cash Provided By Financing Activities		0-
Net Change In Cash		48,050.73-
Cash at Beginning of Period		54000-
Cash at End of Period	$	5949.27-